TREND TECHNOLOGY CORPORATION

Suite 1020

510 Burrard Street

Vancouver, B.C.

V6C 3A8

January 17, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. H. Yuna Peng,

                   Office of Emerging Growth Companies

Dear Ms. Peng:

Re:  Trend Technology Corporation (the "Company")

        - Registration Statement on Form 10-SB

        - File No. 000-50978

        - Filed on October 7, 2004

Further to your initial letter dated November 5, 2004, the undersigned, on behalf of the Company, hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission and acknowledges that staff comments or changes to disclosure in response to staff comments in our filings reviewed by the staff of the SEC do not foreclose the Securities and Exchange Commission from taking action with respect to the filing.

Yours truly,

Trend Technology Corporation

Per:

/s/Gerald J. Shields

Gerald J. Shields,

C.E.O., President and Director